Mail Stop 3-8

      				        June 15, 2005



By Facsimile and U.S. Mail

Mr. Mitchell Rubenstein
Chairman of the Board and
	Chief Executive Officer
Hollywood Media Corp.
2255 Glades Road
Suite 221A
Boca Raton, FL 33431

      Re:      Hollywood Media Corp.
      	Form 10-K for the Year Ended
      	December 31, 2004
      	Filed March 31, 2005
                	File No.  1-14332

Dear Mr. Rubenstein:

	We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Cover
1. Our records show your File Number is 1-14332, rather than file number 0-22908 that appears on the cover pages of your Forms 10-K, 10-K/A 10-Q, NT 10-Q, DEF 14A and 8-K. Please make the appropriate revisions.

Item 7. Management`s Discussion and Analysis of Financial Condition and Results of Operation, page 20
Net Revenues, page 24
2. We do not understand why you have recorded $993,917 in non-cash revenues and expenses in connection with the NATO contract which is no longer in effect. Please tell us when the contract terminated and the circumstances for recognition of income and expense after the contractual period.

Audit Fees and Other, page 35
3. Tell us the nature of the increase in audit, review and consulting fees in fiscal 2004. Fees associated with the audit or review of your financial statements should be disclosed as audit fees while fees related to internal control review and compliance are required to be disclosed as audit related fees. See Item 9(e)(1) of Schedule
14A. Please advise or revise your disclosures on pages 29 and 35 of
Form 10-K and the Definitive Schedule 14A filed on April 29, 2005.

Notes to the Consolidated Financial Statements, page 42
3. Summary of Significant Accounting Policies, page 44
401(K) Plan, page 50

4. We note that you contribute common shares to your 401(K) savings plan. Please tell us why you have not filed a Form 11-K for your 401(K) savings plan. See Regulation 15(d) of the Exchange Act.

5. Acquisitions and Other Capital Transactions, page 55

5. Please tell us the results of your independent valuation and allocation of $4.1 million of excess purchase price consideration to goodwill and other definite lived intangible assets in connection with the acquisition of Studio Systems, Inc.

9. Goodwill and Intangible Assets, page 59

6. Please tell us the results of your annual goodwill impairment analysis for your internet ad sales reporting segment. In your response include your calculation of the reporting unit`s estimated fair value, the methodology used to assign assets and liabilities to the carrying value of the reporting unit and the results when comparing the estimated fair value to the carrying value of the reporting unit. Tell us why the basis used to measure fair value is the most appropriate in estimating the reporting unit`s fair value.
We may have further comments.

11. Debt, page 60
CEO Commitments, page 61

7. Please tell us and disclose in future filings the amount, if any, of outstanding obligations under the commitment of the CEO and Vice-
Chairman and President as of your most recent balance sheet date.

14. Offering of Securities, page 64
8. Please tell us how you determined $2.3 million of estimated fair value in cancelled options is equal to the fair value of 520,682 shares of restricted common stock issued on January 2, 2002 considering the closing price of your common stock was $6.19 per share on that date.

9. Please tell us how you accounted for the amended exercise price of the Series A warrant form $6.44 per share to $5.25 per share.
10. Tell us how you accounted for the issuance of the common shares and warrants on February 13, 2004. It appears your common stock was trading at a value of $3.21 on the date of issuance.

Item 9A. Controls and Procedures, page 83

11. Revise to provide the information required by Item
304(a)(1)(v)
of Regulation S-K, regarding any reportable event (i.e. internal control weakness, etc.) the former accountant advised the company of during the two most recent fiscal years and subsequent interim period through the date of termination.

Describe in detail the nature of each material weakness and the amounts involved, as applicable. Also, tell us:

* in what period each material weakness and accounting error or misapplication of GAAP occurred;
* the amount of each accounting error and misapplication of GAAP;
* the reason(s) for each error or misapplication of accounting;
* whether or not you intend to restate any prior period for any adjustments. If not, tell us why not; and
* in detail, all the steps you have taken (or plan to take) and procedures you have implemented (or plan to implement) to correct each concern.
Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. File your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		You may contact Brian V. McAllister at (202) 551-3341 or, in his absence to the undersigned at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

									Sincerely,



									Michael Moran
									Accounting Branch
Chief
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Mr. Mitchell Rubenstein
Hollywood Media Corp.
June 15, 2005
Page 1